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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               dated June 15, 2000


                                    ILOG S.A.

                              9 Rue De Verdun BP 85
                             94253 Gentilly, France

                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      FORM 20-F             X              FORM 40-F                   .
                 ---------------------               ------------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      YES                              NO        X         .
         ---------------------           ------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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                                    ILOG S.A.


                                    FORM 6-K

ILOG S.A. (the "Company") reported the formation of Technical Advisory Board and Announced Board Changes in a press release dated May 30, 2000. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.


                                  EXHIBIT INDEX

Exhibit 99.1 Press release, dated May 30, 2000, announcing the formation of a Technical Advisory Board, and also announced Board changes.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ILOG S.A.

                                    BY:    /S/ ROGER D. FRIEDBERGER
                                         ---------------------------------
                                         ROGER D. FRIEDBERGER
                                         CHIEF FINANCIAL OFFICER


Date: June 20, 2000